US FUEL CORPORATION

7 WHITE HORSE PIKE #200

ATCO, NEW JERSEY 08004

Tel:  (856) 753-1046

March 25, 2014

U.S. Securities and Exchange Commission

Office of Enforcement Liaison

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	US Fuel Corporation

Registration Statement on Form 10-12G

Filed February 14, 2014

File No. 000-31959

Dear Mr. Schwall,

This letter is provided in connection to your letter dated March 13, 2014 regarding the above-referenced filings of US Fuel Corporation (the “Company”). The Company is working diligently to complete its response to your letter and prepare the related amendment to the registration statement referenced above. Accordingly, we hereby advise you that we shall file our response and related amendment on or before April 9, 2014. While we hope to file our response as soon as possible, we wanted to set a realistic goal given the time our accountants, auditors and legal team need in this busy 10K season.

Thank you for your attention to this matter.

Very truly yours,
US Fuel Corporation

/s/ Harry Bagot
Harry Bagot, CEO

cc:	Louis E. Taubman, Esq.

Hunter Taubman Weiss LLP

130 w. 42nd Street, Suite 1050

New York, NY 10036